Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the use in this Annual Report on Form 40-F of our report dated February 14, 2020, with respect to the consolidated balance sheets of Emera Incorporated as at December 31, 2019 and 2018, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP
Halifax, Canada	Chartered Professional Accountants
March 30, 2020	Licensed Public Accountants